[COMPANY LOGO]

                                                     January 14, 2010

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549


         Re:      Gilat Satellite Networks Ltd.
                  Form 20-F for Fiscal Year Ended December 31, 2008 File No. O-2128
                  ---------------


 Dear Mr. Spirgel:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission") in a letter addressed to Mr. Ari Krashin, Chief Financial Officer of our Company, dated December 8, 2009, with respect to our Company's Annual Report on Form 20-F for the year ended December 31, 2008. Please be advised that in connection with the accompanying response letter dated January 14, 2010 from our counsel, Steven J. Glusband, of Carter Ledyard & Milburn LLP, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,

                                    /s/Ari Krashin
                                    Ari Krashin, Chief Financial Officer


Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972)3 925-2000, Fax: (972)3 925-2222
www.gilat.com